



Volcano Kimchi LLC
Small Business Bond™

Bond Terms:

Bond Yield: 8.50%

Target Raise Amount: $124,000

Offering End Date: December 27, 2022

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $50,000

Company Details:

Name: Volcano Kimchi LLC

Founded: June 4, 2018

Address: 2325 3rd St Suite 326
San Francisco, CA 94107

Industry: Food Producer

Employees: 3

Website: https://www.volcanokimchi.com/

Use of Funds Allocation:

If the maximum raise is met:

$62,000 (50%) – of the proceeds will go towards rent
$37,200 (30%) – of the proceeds will go towards leasehold improvements
$20,150 (16.25%) – of the proceeds will go towards working capital
$4,650 (3.75%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 2,364 Followers





Business Metrics:

	FY20	FY21	YTD 10/31/2022
Total Assets	$240,604	$328,607	$437,908
Cash & Cash Equivalents	$235,750	$322,633	$419,126
Accounts Receivable	$4,339	$3,288	$9,208
Short-term Debt	$898	$3,439	-$5,216
Long-term Debt	$12,190	$42,339	$77,470
Revenue	$77,426	$282,464	$308,023
Cost of Goods Sold	$23,853	$54,109	$37,384
Taxes	$0	$0	0
Net Income	-$5,255	$31,985	$65,352

Recognition:

Volcano Kimchi LLC (DBA Volcano Kimchi) sources locally and hand-makes their kimchi in small batches for constantly fresh seasonal products. They believe in sustainability, packing their kimchi in glass jars, never plastic. They are committed to producing flavor-rich vegan kimchi without added sugar. They plan to rent a brick-and-mortar location that sells their products directly to consumers.

About:

Volcano Kimchi LLC (DBA Volcano Kimchi) has been in business since 2014. Founder Aruna Lee was born in South Korea, and grew up in a Buddhist monastery where every meal included a variety of home-grown and locally-harvested vegetables, served in an array of vibrant and nutritious ways. Some of her earliest memories are of sneaking away to steal bites of kimchi from the assortment of crock pots that lined the temple walls. She came to San Francisco in 2001, and while San Francisco is now her home, the memory of those flavors is as fresh today as it was then. This is the guiding inspiration she uses in preparing each batch of Volcano Kimchi.

For more information, contact our Customer Support Team at support@thesmbx.com

